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Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

April 19, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Re: MultiPlan Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 001-39228

Ladies and Gentlemen:
We are submitting this letter on behalf of MultiPlan Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter, dated April 8, 2022 (the “Comment Letter”), with respect to the Company’s annual report on Form 10-K filed with the Commission on February 25, 2022 for the fiscal year ended December 31, 2021 (the “10-K”).
To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Years Ended December 31, 2021 and 2020, page 56

1.We note your discussion identifies multiple factors for material changes in your results of operations. For example, for the year ended December 31, 2021, you attribute increase in revenues of over 25% to a variety of factors for Analytics-Based Services such as increased volume, higher savings rates, reduced effects of COVID-19, clients shifting products and acquisitions. However, you note these factors without quantifying the impact of each. For each period discussed, please quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

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Response:

The Company acknowledges the Staff’s comment and the instructions included in Item 303(b) of Regulation S-K and undertakes in future filings to ensure that the discussion of its operating results quantifies the effect of each factor identified as the cause of a material change to the amounts presented as part of its financial statements.
While the Company believes that its revenue disclosure within the Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Years Ended December 31, 2021 and 2020 in the 10-K remains appropriate, it will quantify the impact of each material factor in future filings. Presented below for illustrative purposes is the Company’s proposed revenue disclosure for the fiscal year 2021 compared to 2020, with added text underlined and struck text removed, which reflects how the Company proposes to revise its revenues disclosure in future filings, based upon the Staff’s guidance in the Comment Letter. While the Company does not believe that the revised disclosure is material to an investor’s assessment of the financial condition and results of operations of the Company, the Company will endeavor to provide similar levels of disclosure to the below proposed disclosure in its future filings.
Revenues
The increase in revenues for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was driven by an increase in revenues of $137.4 million primarily ~~due to increased~~related to higher medical charges on claims ~~volumes~~ from customers, resulting in higher savings ~~rates per unit of billed~~for such customers. The increase in medical charges ~~on~~ processed ~~claims,~~reflects, in part, a favorable ~~changes in the mix of claims toward higher charge medical services as~~decline of the effects of the COVID-19 pandemic ~~subsided, and~~during 2021. ~~r~~Revenues from the ~~acquisitions of DHP and HST. Acquired revenues related to the~~ acquisitions of DHP and HST were $44.4 million ~~and $2.0 million for the years ended December 31, 2021 and 2020, respectively. The increase in revenues, excluding acquired revenues, was $137.4 million or 14.7%~~ for the year ended December 31, 2021 ~~as compared to~~and $2.0 million for the year ended December 31, 2020. This year-over-year increase of $42.4 million also contributed to the increase in total revenues for 2021.
Network-Based Services revenues increased in the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to ~~increases in~~higher medical charges on claims ~~volumes~~ from customers, resulting in higher savings ~~rates on processed claims, and reduced~~for such customers, which reflects, in part, a favorable decline of the effects of the COVID-19 pandemic ~~on claim mix~~during 2021~~, partially offset by certain client adoptions of our Analytics-Based Services in lieu of our Network-Based Services~~.
Analytics-Based Services revenues increased for the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to a $128.4 million increase~~s in~~from higher medical charges on claims ~~volumes~~ from customers, resulting in higher savings ~~rates, reduced~~for such customers, which reflects, in part, a favorable decline of the effects of the COVID-19 pandemic during 2021 ~~on claim mix, certain client adoptions of our Analytics-Based Services in lieu of our Network-Based Services~~and $16.2 million of revenues contributed from the acquisition of HST. Within Analytics-Based Services, revenue increased across all major product categories: Reference-Based Pricing, which includes our Data iSight program, Financial Negotiation, and Value-Driven Health Plan Services.
Payment and Revenue Integrity Services revenues increased for the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to $26.2 million of revenues contributed from the acquisition of DHP~~,~~ and a $1.8 million increase~~s~~ in revenues from higher medical charges on

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claims ~~volumes~~ from customers, ~~and reduced~~resulting in higher savings for such customers, which reflects, in part, a favorable decline of the effects of the COVID-19 pandemic ~~on claim mix~~during 2021. The acquisition of DHP contributed to revenues from our Data Mining and Clinical Auditing Services and added revenues from new product categories, including Revenue Integrity Services and Coordination of Benefits and Subrogation Services.
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Please do not hesitate to call me at (650-251-5110) with any questions or further comments regarding this matter.

Very truly yours,
/s/ William B. Brentani

William B. Brentani

cc: Gerald Kozel, Chief Accounting Officer
MultiPlan Corporation